UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28
20241-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION DATE
RESULTS OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – September 9, 2024 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced cash tender offers (each, an “Offer” and collectively, the “Offers”) by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of its notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”).

The following table sets forth certain information about the Offers, including the aggregate principal amount of Notes validly tendered and accepted for purchase in such Offers, and the aggregate principal amount of Notes reflected in notices of guaranteed delivery delivered at or prior to the Expiration Date (as defined below):

Title of Security	CUSIP/ISIN	Acceptance Priority Level	Principal Amount Outstanding(1)		Consideration(2)		Principal Amount Tendered		Principal Amount Accepted		Principal Amount Reflected in Notices of Guaranteed Delivery
5.093% Global Notes Due January 2030	71647N BE8, 71647N BF5, N6945A AL1 / US71647NBE85, US71647NBF50, USN6945AAL19	1	US$	560,542,000	US$	991.15	US$	180,759,000	US$	180,759,000	US$	1,000,000
5.600% Global Notes Due January 2031	71647NBH1 / US71647NBH17	2	US$	1,040,365,000	US$	998.00	US$	204,845,000	US$	204,845,000	US$	12,294,000
5.500% Global Notes Due June 2051	71647NBJ7 / US71647NBJ72	3	US$	666,283,000	US$	849.33	US$	101,858,000	US$	101,858,000	US$	12,637,000
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	4	US$	361,065,000	US$	910.30	US$	19,915,000	US$	19,915,000	US$	10,000
6.750% Global Notes Due June 2050	71647NBG3 / US71647NBG34	5	US$	416,884,000	US$	980.26	US$	218,989,000	US$	218,989,000	US$	4,586,000
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	6	US$	670,445,000	US$	1,000.00	US$	203,322,000	US$	203,322,000	US$	1,100,000

(1)	Including Notes held by Petrobras or its affiliates.

(2)	Per US$1,000 principal amount of Notes validly tendered and accepted for purchase. The applicable consideration does not include accrued and unpaid interest on the Notes accepted for purchase from, and including, the last interest payment date for the relevant series of Notes to, but not including, the Settlement Date, which will be payable in cash.

The Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated September 3, 2024 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery, the “Offer Documents”).

The Offers expired at 5:00 p.m., New York City time, on September 9, 2024 (the “Expiration Date”). The settlement date with respect to the Offers is expected to occur on September 13, 2024 (the “Settlement Date”).

In order to be eligible to participate in the Offers, holders of Notes reflected in notices of guaranteed delivery received by PGF prior to the Expiration Date must deliver such Notes to PGF by 5:00 p.m., New York City time, on September 11, 2024 (the “Guaranteed Delivery Date”).

On the terms and subject to the conditions set forth in the Offer to Purchase, PGF has accepted for purchase all of the Notes validly tendered, and expects to accept all of the Notes for which PGF has received notices of guaranteed delivery and that are delivered on or prior to the Guaranteed Delivery Date.

The principal amount of Notes that will be purchased by PGF on the Settlement Date is subject to change based on deliveries of Notes pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Offers is expected to be issued on or promptly after the Settlement Date.

The total cash payment to purchase Notes accepted and expected to be accepted in the Offers, excluding accrued and unpaid interest, will be approximately US$935.8 million, which will be funded with cash on hand.

All conditions described in the Offer to Purchase that were to be satisfied or waived on or prior to the Expiration Date have been satisfied.

# # #

PGF engaged BofA Securities, Inc. (“BofA”), Banco Bradesco BBI S.A. (“Bradesco BBI”), HSBC Securities (USA) Inc. (“HSBC”), J.P. Morgan Securities LLC (“J.P. Morgan”), Mizuho Securities USA LLC (“Mizuho”) and Morgan Stanley & Co. LLC (“Morgan Stanley” and together with BofA, Bradesco BBI, HSBC, J.P. Morgan and Mizuho, the “Dealer Managers”) to act as dealer managers with respect to the Offers. Global Bondholder Services Corporation acted as the depositary and information agent (the “Depositary”) for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

Any questions or requests for assistance regarding the Offers may be directed to BofA collect at +1 (646) 855-8988 or toll-free (U.S. only) at +1 (888) 292-0070, Bradesco BBI collect at +(646) 432-6643, HSBC collect at +1 (212) 525-5552 or toll-free (U.S. only) at +1 (888) HSBC-4LM, J.P. Morgan collect at +1 (212) 834 2042 / +1 (212) 834-4533 or toll-free (U.S. only) at +1 (866) 834-4666 / +1 (866) 846-2874, Mizuho collect at +1 (212) 205-7736 or toll-free (U.S. only) at +1 (866) 271-7403 and Morgan Stanley collect at +1 (212) 761-1057 or toll-free (U.S. only) at +1 (800) 624-1808. Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (855) 654-2014 (toll-free) or +1 (212) 430-3774 (banks and brokers call). The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

The Offers were made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Notice to Prospective Investors in the United Kingdom

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue, sale or offer to purchase of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this process release and any other documents related to the Offers are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney-in-fact

By:	/s/ Andre Luis Campos Silva
Name: Lucas Tavares de Mello
Title: Attorney-in-fact

Date: September 10, 2024